Exhibit 99.2

OKYO Pharma to Complete Enrollment of Neuropathic Corneal Pain Trial by End of Second Quarter

London and New York, NY, January 29, 2025 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP), a severe ocular condition without an FDA approved therapy, and for inflammatory dry eye disease (DED), a multi-billion-dollar market, today announces a clinical update and its interim results for the six months ended 30 September 2024.

Clinical Updates:

OK-101

Neuropathic Corneal Pain (NCP)

The Company anticipates completing enrollment of the 48-patient trial by the end of 2Q 2025 and releasing top-line data on the Phase 2a trial in 4Q 2025. Results from this trial are anticipated to be a major binary event for the Company.

During the past six months of 2024 the OKYO Pharma’s primary focus has been centered on preparations for and the initiation of the first clinical trial of a drug to treat NCP, with the announcement on 23 October, 2024 of the opening of a Phase 2a trial of OK-101 to treat NCP. The Phase 2a study is designed as a double-masked, randomized, 12-week placebo-controlled trial in NCP patients. A total of 48 patients are planned to be enrolled in the trial, with NCP disease confirmed via confocal microscopy, patient symptoms and medical histories.

OK-101, a novel, non-opioid therapeutic candidate, is designed to target and alleviate the debilitating pain associated with corneal nerve damage, a condition for which there are currently no U.S Food and Drug Administration (FDA) approved treatments. Neuropathic corneal pain, often resulting from conditions like dry eye disease, surgery, or infections, can severely impact a patient’s quality of life, with current management options limited to pain relief strategies that offer only partial or temporary respite.

Earlier in the year, in February 2024, the Company announced that it was the first company to receive an investigational new drug (IND) application clearance by FDA to clinically evaluate a drug specifically to treat NCP with the clearance of the IND for OK-101.

The OK-101 trial is designed as a single-center trial and is being led by Pedram Hamrah, MD, of Tufts Medical Center, as Principal Investigator. Dr. Hamrah is Professor and Vice Chair of Research and Academic Programs, and Director of the Center for Translational Ocular Immunology at Tufts Medical Center. He is one of the world’s foremost experts on NCP and treats patients with ocular pain from across the United States and worldwide. His previous research has demonstrated safety and efficacy of various topical and systemic treatments for ocular pain and has led to the development of new diagnostic markers for ocular pain by in vivo confocal microscopy. In addition to his work on OK-101, of which he is a co-inventor and member of OKYO’s Scientific Advisory Board, Dr. Hamrah is also conducting studies on developing new corneal nerve function tests and is a consultant to the company covering non-clinical studies of OK-101 to evaluate its mechanism of action.

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Dry Eye Disease (DED)

In January of 2024, OKYO reported positive top line data from the Phase 2b trial of OK-101 to treat DED patients. This OK-101 first-in-human Phase 2b trial established a clear clinical path for potential further clinical development via a Phase 3 study design using FDA-recognized endpoints. OK-101 demonstrated statistically significant benefit in a “sign” endpoint, namely “total conjunctival staining” as measured by the Ora Calibra© Staining Scale as early as Day 29 (p = 0.034). OK-101 also improved at least two “symptom” endpoints of DED, including “burning/stinging” as measured by the Ora Calibra© 4-symptom questionnaire, and as measured by a visual analog scale as early as Day 15 (p = 0.04 and p=0.03, respectively), as well as “blurred vision”, with statistically significant improvement in blurred vision occurring by Day 29 (p = 0.01).

Of the 240 patients treated in the trial, treatment emergent adverse events (TEAEs) were observed to be similar to the placebo-treated group. No severe drug related ocular TEAEs were seen. Possible drug-related TEAEs were observed in one patient in the OK-101 0.05% treatment group and 3 patients in the placebo-treated group, again highlighting the favourable safety profile of OK-101.

OKYO is planning to engage with the FDA on the next clinical plans for OK-101 to treat DED.

Financial Highlights:

●	Total assets of $2.8 million (31 March 2024: $1.5million)

●	Cash on hand of $1.0 million (31 March 2024: $0.8 million); post period end the Company received additional cash of $1.8 million.

●	During the financial period under review, the Company reported a total comprehensive loss of $3.1 million (compared to total comprehensive loss of $8.5 million for the six months ending September 30 2023)

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of NCP and DED, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat NCP and inflammatory DED. In addition to the completed Phase 2 trial of OK-101 to treat DED patients, OKYO is also currently evaluating OK-101 to treat NCP patients in a Phase 2 trial.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	U.S. 917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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OKYO Pharma Limited

Chairman’s statement

Dear Shareholders,

I am pleased to report on the Group’s financial results for the six months ended 30 September 2024.

Results to 30 September 2024

During the six months ended 30 September 2024, the Group reported a total comprehensive loss of $3.1 million (30 September 2023: $8.5 million).

The Group’s shareholders’ equity at 30 September 2024 stood at a deficit of $7.2 million (31 March 2024: deficit of $5.9 million).

Cash was $1.0m at the end of the period (31 March 2024: $0.8 million), post period end an additional $1.8M was received.

Operations in Review

OK-101 Project

In February 2024, the Group announced that, to our knowledge, we were the first biotechnology company ever to receive clearance from FDA on an investigational new drug application (IND) to evaluate a drug to treat patients with neuropathic corneal pain (NCP) with the successful FDA clearance of OK-101 to treat NCP.

In July 2024, we announced our plan to advance OK-101 into a Phase 2a clinical trial of neuropathic corneal pain, and on 23 October 2024 we announced that we had begun the trial and dosed our first patient. To our knowledge, we are the first company to open a trial to treat NCP patients specifically diagnosed with NCP. This one-year study is supported by pre-clinical animal model data and statistically significant pain relief observed in OK-101’s first human trial recently conducted in DED patients.

The Phase 2a study is designed as a double-masked, randomized, 12-week placebo-controlled trial in NCP patients. A total of 48 patients are planned to enrol for the study, with NCP disease confirmed via confocal microscopy. OK-101, a novel, non-opioid therapeutic candidate, is designed to target and alleviate the debilitating pain associated with corneal nerve damage, a condition for which there are currently no FDA approved treatments. Neuropathic corneal pain, often resulting from conditions like dry eye disease, surgery, or infections, can severely impact a patient’s quality of life, with current management options limited to pain relief strategies that offer only partial or temporary respite.

The OK-101 trial is designed as a single-center trial and is being led by Pedram Hamrah, MD, of Tufts Medical Center, as Principal Investigator. Dr. Hamrah is Professor and Vice Chair of Research and Academic Programs, and Director of the Center for Translational Ocular Immunology at Tufts Medical Center. He is one of the world’s foremost experts on NCP and treats patients with ocular pain from across the United States and worldwide. His previous research has demonstrated safety and efficacy of various topical and systemic treatments for ocular pain and has led to the development of new diagnostic markers for ocular pain by in vivo confocal microscopy.

The Group anticipates completing enrolment of the 48-patient trial by the end of 2Q 2025 and releasing top-line data on the Phase 2 trial in 4Q 2025. Results from this trial are anticipated to be a major binary event for the Group.

Regarding the earlier trial of OK-101 to treat DED patients, the results from the Phase 2b, multi-center, double-masked, placebo-controlled trial of topical ocular OK-101 to treat DED was announced at the beginning of 2024. This OK-101 first-in-human Phase 2b trial established a clear clinical path for potential further clinical development via a Phase 3 study design using FDA-recognized endpoints. OK-101 demonstrated statistically significant benefit in a “sign” endpoint, namely “total conjunctival staining” as measured by the Ora Calibra© Staining Scale as early as Day 29 (p = 0.034). OK-101 also improved at least two “symptom” endpoints of DED, including “burning/stinging” as measured by the Ora Calibra© 4-symptom questionnaire, and as measured by a visual analog scale as early as Day 15 (p = 0.04 and p=0.03, respectively), as well as “blurred vision”, with statistically significant improvement in blurred vision occurring by Day 29 (p = 0.01).

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OKYO is planning to engage with the FDA on potential next steps with OK-101 to treat DED.

Summary

The Group has made significant clinical progress during 2024 to advance the development of OK-101 to treat ocular conditions that focus on the drug’s unique mechanism of action in targeting a key receptor found on immune cells and nerve cells responsible for ocular inflammation and ocular pain. The first clinical step in advancing OK-101 development was the opening of a Phase 2b trial of OK-101 to treat DED in mid-2023 and announcing release of top-line data at the beginning of 2024. Results from this first-in-human trial with OK-101 provided key information on the drug’s safety profile as well as establishing the key efficacy endpoints that would be needed for further development of the drug for DED. In addition, efficacy data on ocular pain in DED patients provided an additional impetus, along with preclinical data in an animal model of NCP to explore the potential of OK-101 to treat NCP, a major unmet medical need with no FDA approved drug to treat this devastating ocular disease.

The opening of the trial of OK-101 to treat NCP in October of 2024 is a major step forward for the Group that affords a key binary event with the readout of top-line data anticipated sometime in the autumn of 2025. Should the data from this trial be positive, the outlook for the drugs potential to treat NCP, a major unmet medical need, would be considerable, and the Group would be celebrating a major event for itself and its shareholders.

Related party transactions

Tiziana Life Sciences Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. The Company shares premises and other resources with Tiziana Life Sciences Ltd and there is a shared services agreement in place between the Company and Tiziana Life Sciences Ltd for the six months ended September 30, 2024. The Company incurred $57,685 worth of costs in relation to this agreement and as at September 30, 2024, $364,875 was due to Tiziana Life Sciences Ltd in relation to this agreement.

In August 2022, the Group secured a short-term credit facility from Tiziana Life Sciences Ltd for $2m in order to support short term liquidity. The credit facility was available for a period of 6 months upon first draw-down and carries an interest rate of 16% per annum, with additional default interest of 4% if the credit facility is not repaid after the 6-month period. As at 30 September, 2023 the full amount had been drawn down against the loan and $293,367of interest had been accrued. The total balance due at 30 September 2023 for this loan was $2,366,757. This debt was extinguished in October 2023 as Tiziana Life Sciences Ltd agreed to accept 2,100,000 ordinary shares in exchange for the extinguishment of the loan plus accrued and additional interest. An additional 500,000 ordinary shares were issued in July 2024 as additional consideration in respect of this loan.

Going Concern

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation. On the basis of those projections, the directors conclude that, without raising additional funding, the company will not be able to meet its liabilities as they fall due within the next 12 months from the date when these financial statements are issued. The cash burn rate until from the beginning of January 2025 to the end of December 2025 is projected at approximately $4m. Consequently, in the opinion of the directors there is substantial doubt about the Group’s ability to continue as a going concern.

The Directors are taking steps to put engagements and plans into place to ensure that sufficient funds will be forthcoming to progress the clinical pipeline. These steps include deferred payments of existing liabilities, working capital cost reductions and raising additional equity. The Directors are confident that the near term results of the OK-101 trial in NCP may provide various inflection points over a relatively short period of time which may provide financing opportunities.

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Until and unless the Group and Company secures sufficient investment to fund their clinical pipeline, there is a material uncertainty that may cast significant doubt on the Group and Company’s ability to continue as a going concern, and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Despite this material uncertainty, the Directors conclude that it is appropriate to continue to adopt the going concern basis of accounting as the Directors are confident, based on the previous fund-raising history as well as additional measures being planned, that sufficient funds will be forthcoming and accordingly they have prepared these financial statements on a going concern basis.

Statement of Directors’ responsibilities

The Directors are responsible for preparing the half-yearly financial report in accordance with applicable laws and regulations.

The Directors confirm to the best of their knowledge:

a)	The interim consolidated financial statements, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting give a true and fair view of the assets, liabilities, financial position and profit and loss of the Company and the undertakings included in the consolidation taken as a whole; and

b)	The Chairman’s statement includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

Gabriele Cerrone

Executive Chairman

January 29, 2025

5

OKYO Pharma Limited

Consolidated statement of comprehensive income

for the six months ended 30 September 2024

	Notes	Six months ended 30 September 2024 (unaudited)	Six months ended 30 September 2023 (unaudited)	Year ended 31 March 2024
		$	$	$

Operating expenses
Research and development		(2,215,873)	(4,599,650)	(8,243,571)
Operating expenses		(1,123,398)	(4,134,929)	(7,506,161)

Total operating loss	4	(3,339,271)	(8,734,579)	(15,749,732)

Finance expense		(758,384)	-	(1,053,313)

Loss for the period before taxation		(4,097,655)	(8,734,579)	(16,803,045)

Taxation		1,417,837	(82,830)	(22,416)

Loss for the period		(2,679,818)	(8,817,409)	(16,825,461)

Other comprehensive (loss) / income:
Items that may be reclassified to profit or loss
Exchange differences on translating foreign operations		(480,486)	341,568	141,095

Total comprehensive loss for the period attributable to the owners of the parent		(3,160,304)	(8,475,841)	(16,684,366)

Basic and diluted loss per share	10	(0.08)	(0.27)	(0.57)

The notes on pages 11 to 24 form an integral part of this financial information.

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OKYO Pharma Limited

Consolidated statement of financial position

As at 30 September 2024

	Notes	At 30 September 2024 (unaudited)	At 30 September 2023 (unaudited)	At 31 March 2024
		$	$	$
Non-Current Assets
Property, plant and equipment	5	2,158	5,140	3,350

Total non-current assets		2,158	5,140	3,350

Current Assets
Cash and cash equivalents		987,199	1,617,474	826,848
Other receivables	6	356,329	299,766	151,938
Current taxation receivable		1,483,172	454,803	559,128

Total current assets		2,826,700	2,372,043	1,537,914

Total assets		2,828,858	2,377,183	1,541,264

Equity
Share premium	11	144,050,184	135,385,892	143,112,687
Share options reserve	8	5,075,367	4,211,853	4,748,610
Warrants reserve	8	93,748	89,956	93,748
Shares to be issued (Loan Notes) - Equity	12	115,000	-	-
Convertible loan note reserve	12	435,000	-	-
Foreign currency translation reserve		(11,791,933)	(11,110,974)	(11,311,447)
Retained deficit	11	(145,202,998)	(134,515,128)	(142,523,180)

Shareholders’ equity		(7,225,632)	(5,938,401)	(5,879,582)

Current Liabilities
Trade and other payables	7	9,607,048	5,422,503	7,062,137
Related party payable	13	445,634	518,546	358,709
Loan payable	12	1,808	-	-
Loan payable to related party		-	2,374,535	-

Total current liabilities		10,054,490	8,315,584	7,420,846

Total current and non-current liabilities		10,054,490	8,315,584	7,420,846

Total equity and liabilities		2,828,858	2,377,183	1,541,264

The notes on pages 11 to 24 form an integral part of this financial information.

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OKYO Pharma Limited

Consolidated statement of changes in equity

for the six months ending 30 September 2024 and 30 September 2023

(unaudited)	Notes	Share premium	Share options reserve	Shares to be issued	Convertible Loan Note Reserve	Share warrants reserve	Foreign currency translation reserves	Retained deficit	Total shareholders’ equity
		$	$	$	$	$	$	$	$

Balance at 1 April 2024		143,112,687	4,748,610	-	-	93,748	(11,311,447)	(142,523,180)	(5,879,582)

Loss for the period		-	-	-	-	-	-	(2,679,818)	(2,679,818)
Exchange differences on translating foreign operations		-	-	-	-	-	(480,486)	-	(480,486)
Total comprehensive loss for the period		-	-	-	-	-	(480,486)	(2,679,818)	(3,160,304)

Contributions by and distributions to owners
Options charge	8	-	417,035	-	-	-	-	-	417,035
Options Forfeiture	8	-	(90,278)	-	-	-	-	-	(90,278)
Shares issued in lieu of interest		750,000	-	-	-	-	-	-	750,000
Shares issued in lieu of fees		187,497	-	-	-	-	-	-	187,497
Proceeds from issuance of Convertible Loan Note	12	-	-	-	550,000	-	-	-	550,000
Fees on Convertible Loan Note Issuance	12			115,000	(115,000)	-	-	-	-

Balance at 30 September 2024		144,050,184	5,075,367	115,000	435,000	93,748	(11,791,933)	(145,202,998)	(7,225,632)

Balance at 1 April 2023		131,385,892	3,628,756	-	-	82,376	(11,452,542)	(125,697,719)	(2,053,237)

Loss for the period		-	-	-	-	-	-	(8,817,408)	(8,817,408)
Exchange differences on translating foreign operations		-	-	-	-	-	341,568	-	341,568
Total comprehensive loss for the period		-	-	-	-	-	341,568	(8,817,408)	(8,475,840)

Contributions by and distributions to owners
Options charge	8	-	583,097	-	-	-	-	-	583,097
Warrants charge	8	-	-	-	-	7,580	-	,-	7,580
Issue of shares	11	4,000,000	-	-	-	-	-	-	4,000,000

Balance at 30 September 2023		135,385,892	4,211,853	-	-	89,956	(11,110,974)	(134,515,127)	(5,938,400)

The notes on pages 11 to 24 form an integral part of this financial information.

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OKYO Pharma Limited

Consolidated statement of changes in equity

for the year ended 31 March 2024

	Notes	Share premium	Share options reserve	Share warrants reserve	Foreign currency translation reserves	Retained deficit	Total shareholders’ equity
		$	$	$	$	$	$

Balance at 1 April 2023		131,385,892	3,628,756	82,376	(11,452,542)	(125,697,719)	(2,053,237)

Total comprehensive loss for the period
Loss for the period		-	-	-	-	(16,825,461)	(16,825,461)
Exchange differences on translating foreign operations		-	-	-	141,095	-	141,095
Total comprehensive loss for the period		-	-	-	141,095	(16,825,461)	(16,684,366)

Contributions by and distributions to owners
Issuance of shares fundraising, net		6,238,900	-	-	-	-	6,238,900
Fundraise Expenses		(30,392)					(30,392)
Expenses settled in shares		2,368,287	-	-	-	-	2,368,287
Loan Conversion from Tiziana		3,150,000	-	-	-	-	3,150,000
Options charge	8	-	1,121,273	-	-	-	1,121,273
Options forfeiture	8	-	(1,419)	-	-	-	(1,419)
Warrant’s charge	8	-	-	11,372	-	-	11,372

Balance at 31 March 2024		143,112,687	4,748,610	93,748	(11,311,447)	(142,523,180)	(5,879,582)

The notes on pages 11 to 24 form an integral part of this financial information.

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OKYO Pharma Limited

Consolidated statement of cash flows

for the six months ended 30 September 2024

	Notes	Six months ended 30 September 2024 (unaudited)	Six months ended 30 September 2023 (unaudited)	Year ended 31 March 2024
		$	$	$
Cash flows from operating activities

Loss for the period before taxation		(4,097,655)	(8,734,579)	(16,803,045)
Adjusted for non-cash and non-operating items:
Share options charge	8	417,035	583,097	1,121,273
Forfeiture of options		(90,279)	-	(1,419)
Warrants charge	8	-	7,581	11,372
Depreciation of property, plant and equipment	5	1,192	2,076	3,866
Expenses settled in shares		187,497	-	3,452,769
Shares issued in lieu of interest		750,000	-	-
(Gain)/ Loss on foreign exchange		(395,490)	(106,226)	55,183
Net (decrease)/increase in related party payables		86,925	(101,224)	(570,075)
Net decrease/ (increase) in other receivables	6	(204,391)	396,755	440,257
Net increase in trade and other payables	7	2,544,910	1,159,649	2,799,282

Cash used in operating activities		(800,256)	(6,792,871)	(9,490,537)

Cash inflow from taxation		558,921	-	-

Net cash used in Operating Activities		(241,335)	(6,792,871)	(9,490,537)

Cash flows from financing activities
Proceeds from Fundraising		-	-	6,238,900
Fundraising Expenses		-	-	(30,392)
Proceeds from Issuance of Ordinary Shares		-	4,000,000	-
Proceeds from issuance of Convertible Loan Note	12	550,000	-	-
Interest on Convertible Loan Note	12	1,808	-	-

Cash generated from financing activities		551,808	4,000,000	6,208,508

Increase/(decrease) in cash and cash equivalents		310,473	(2,792,871)	(3,282,029)
Cash and cash equivalents at beginning of period		826,848	4,045,381	4,045,381
Exchange difference on cash and cash equivalents		(150,122)	364,964	63,496

Cash and cash equivalents at end of period		987,199	1,617,474	826,848

The notes on pages 11 to 24 form an integral part of this financial information.

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OKYO Pharma Limited

Notes to financial statements

for the six months ended 30 September 2024

1. Reporting Entity

OKYO Pharma Limited (the “Company” or “OKYO”) is a company domiciled in Guernsey and listed on the main market on the NASDAQ Capital Market (NASDAQ: OKYO). The Company was previously also listed with a standard listing on the main market of the London Stock Exchange (LSE: OKYO) until May 22nd, 2023.

The Company is developing next-generation therapeutics to improve the lives of patients with inflammatory eye diseases and chronic pain. Our goal is to develop first in class drug candidates that prevent the disease instead of controlling it, and we achieve this through our collaboration with pioneer scientists in the field.

The ultimate parent of the group is Planwise Group Limited, incorporated in the British Virgin Islands.

2. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been applied consistently to all the periods presented unless otherwise stated.

Basis of preparation

These interim consolidated financial statements of the Group for the six months ended 30 September 2023 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. They do not include all of the information or disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and should be read in conjunction with the consolidated financial statements and annual report for the year ended 31 March 2024. The comparative financial information for the six months ended 30 September 2024 included within these financial statements does not constitute the full statutory Annual Report and Financial Statements for that period.

The Group has applied the same accounting policies and methods of computation in its interim consolidated financial statements as in its Annual Report and Financial Statements for the year ended 31 March 2024, as set out in Note 2 of that report.

Basis of measurement

Functional and Presentation Currency

The interim consolidated financial statements of the Group are presented in US Dollars ($), whilst Pound Sterling is the Parent Company’s functional currency. All financial information presented in US Dollars has been rounded to the nearest dollar unless stated otherwise.

Going Concern

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation. On the basis of those projections, the directors conclude that, without raising additional funding, the company will not be able to meet its liabilities as they fall due within the next 12 months from the date when these financial statements are issued. The cash burn rate until from the beginning of January 2025 to the end of December 2025 is projected at approximately $4m. Consequently, in the opinion of the directors there is substantial doubt about the Group’s ability to continue as a going concern.

The Directors are taking steps to put engagements and plans into place to ensure that sufficient funds will be forthcoming to progress the clinical pipeline. These steps include deferred payments of existing liabilities, working capital cost reductions and raising additional equity. The Directors are confident that the near term results of the OK-101 trial in NCP may provide various inflection points over a relatively short period of time which can provide financing opportunities.

Until and unless the Group and Company secures sufficient investment to fund their clinical pipeline, there is a material uncertainty that may cast significant doubt on the Group and Company’s ability to continue as a going concern, and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Despite this material uncertainty, the Directors conclude that it is appropriate to continue to adopt the going concern basis of accounting as the Directors are confident, based on the previous fund-raising history as well as additional measures being planned, that sufficient funds will be forthcoming and accordingly they have prepared these financial statements on a going concern basis.

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New and Revised Standards

Standards in effect in 2024

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the six months beginning on April 1, 2024, that are relevant to the Group or that have had any material impact in the six months to September 30, 2024. New standards, amendments to standards and interpretations that are not yet effective, have been deemed by the Group as currently not relevant, and not likely to have a material impact on the Group, and hence are not listed here.

Basis of consolidation

Subsidiary undertakings are all entities over which the Group exercises control. The Group has control when it can demonstrate all of the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s return.

The existence and effect of both current voting rights and potential voting rights that are currently exercisable or convertible are considered when assessing whether control of an entity is exercised. Subsidiaries are consolidated from the date at which the Group obtains control and are de-consolidated from the date at which control ceases.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated upon consolidation. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board. The Board allocates resources to and assess the performance of the segments. The Board considers there to be only one operating segment being the research and development of biotechnological and pharmaceutical products.

Taxation

The tax credit for the year represents the total of current taxation and deferred taxation. The credit in respect of current taxation is based on the estimated taxable loss for the year. Taxable profit or loss for the year is based on the profit or loss as shown in the statement of comprehensive income, as adjusted for items of income or expenditure which are not deductible or chargeable for tax purposes. The current tax asset for the year is calculated using tax rates which have either been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and expected to apply when the related deferred tax is realised, or the deferred liability is settled. Deferred tax assets are recognised to the extent that it is probable that the future taxable profit will be available against which the temporary differences can be utilised.

In the current year, Research and Development tax credits have been provided for when the return has been submitted. This policy is as a result of the UK tax authority’s new regime of reviewing nearly every tax claim it receives. In the year ended March 31, 2023, Research and Development tax credits were provided for in the year that the costs were incurred. These were estimated based on eligible research and development expenditure. Any difference compared to the amount rebated is recognized when the cash is received from the UK tax authorities.

Foreign currency translation

Foreign currency transactions are translated using the rate of exchange applicable at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-translation at the period-end of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of comprehensive income.

On consolidation, the assets and liabilities of foreign subsidiaries are translated into US Dollars at the rate of exchange prevailing at the reporting date and their statements of comprehensive income are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognised in other comprehensive income. On disposal of a foreign subsidiary, the component of other comprehensive income relating to that particular foreign subsidiary is recognised in profit or loss.

12

License fees

Payments related to the acquisition of rights to a product or technology are capitalised as intangible assets if it is probable that future economic benefits from the asset will flow to the Group and the cost of the asset can be reliably measured.

Payments made which provide the right to perform research are carefully evaluated to determine whether such payments are to fund research or acquire an asset. Licence fees expenses are recognised as incurred.

Research and development

All on-going research and development expenditure is currently expensed in the period in which it is incurred. Due to the regulatory environment inherent in the development of the Group’s products, the criteria for development costs to be recognised as an asset, as set out in IAS 38 ‘Intangible Assets’, are not met until a product has been granted regulatory approval and it is probable that future economic benefit will flow to the Group. The Group currently has no qualifying expenditure.

Financial instruments

The Group classifies a financial instrument, or its component parts, as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.

The Group evaluates the terms of the financial instrument to determine whether it contains an asset, a liability or an equity component. Such components shall be classified separately as financial assets, financial liabilities or equity instruments.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a)	Financial assets, initial recognition and measurement and subsequent measurement

At initial recognition financial assets are measured at their fair value. Subsequent measurement depends on their classification. Financial assets such as receivables, cash and cash equivalents and deposits are subsequently measured at amortised cost using the effective interest method, less loss allowance.

The Group does not hold any financial assets at fair value through profit or loss or fair value through other comprehensive income.

(b)	Financial liabilities, initial recognition and measurement and subsequent measurement

At initial recognition, financial liabilities are measured at their fair value minus, if appropriate, any transaction costs that are directly attributable to the issue of the financial liability. All financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

The Group’s financial liabilities include trade and other payables.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at call with banks.

Impairment

Impairment of financial assets measured at amortised cost

At each reporting date the Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost.

In establishing the appropriate amount of loss allowance to be recognised, the Group applies either the general approach or the simplified approach, depending on the nature of the underlying group of financial assets.

General approach

The general approach is applied to the impairment assessment of refundable lease deposits and other refundable lease contributions, restricted cash and cash and cash equivalents.

Under the general approach the Group recognises a loss allowance for a financial asset at an amount equal to the 12-month expected credit losses, unless the credit risk on the financial asset has increased significantly since initial recognition, in which case a loss allowance is recognised at an amount equal to the lifetime expected credit losses.

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Simplified approach

The simplified approach is applied to the impairment assessment of trade and other receivables.

Under the simplified approach the Group always recognises a loss allowance for a financial asset at an amount equal to the lifetime expected credit losses.

Impairment of non financial assets

i)	Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

ii)	Non-financial assets are impaired when its carrying amount exceed its recoverable amount. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value.

Share capital

Ordinary shares of the Company are classified as equity.

Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss.

(ii) Depreciation

Depreciation is calculated on the depreciable amount, which is the cost of an asset, less its residual value.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment.

The estimated useful lives for the current period and the comparative period are as follows.

Fixtures and fittings	5 years

IT and equipment	3 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Depreciation is allocated to the operating expenses line of the statement of comprehensive income.

Leases

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and
●	Leases with a duration of 12 months or less.

The Group has leases for its offices. Each lease that is not exempt as per the criteria above, is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have any short-term leases or leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment.

At lease commencement date, the Group recognises a right-of-use asset and a lease liability in its consolidated statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

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The Group depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Group’s incremental borrowing rate because as the lease contracts are negotiated with third parties it is not possible to determine the interest rate that is implicit in the lease. The incremental borrowing rate is the estimated rate that the Group would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Group.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced by lease payments that are allocated between repayments of principal and finance costs. The finance cost is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

Short term leases exempt from IFRS 16 are classified as operating leases. Payments made under operating leases are recognised in profit and loss on a straight-line basis over the term of the lease.

Share based payments

The calculation of the fair value of equity-settled share based awards and the resulting charge to the statement of comprehensive income requires assumptions to be made regarding future events and market conditions. These assumptions include the future volatility of the Company’s share price. These assumptions are then applied to a recognised valuation model in order to calculate the fair value of the awards.

Where employees, Directors or advisers are rewarded using share based payments, the fair value of the employees’, Directors’ or advisers’ services are determined by reference to the fair value of the share options/warrants awarded. Their value is appraised at the date of grant and excludes the impact of any nonmarket vesting conditions (for example, profitability and sales growth targets).

In accordance with IFRS 2, a charge is made to the statement of comprehensive income for all share-based payments including share options based upon the fair value of the instrument used and warrants issued in return for services. A corresponding credit is made to a share based payment reserve – options, in the case of options awarded to employees, Directors, advisers and other consultants. A corresponding credit is made to a share based payment reserve – warrants, in the case of warrants issued in return for services.

Warrants

Warrants are issued by the Group in return for services and as part of a financing transaction.

Warrants issued as part of a financing transaction.

Warrants issued as part of a financing transaction fall outside the scope of IFRS 2. These are classified as equity instruments because a fixed amount of cash is exchanged for a fixed amount of equity. The relative fair value is recognised within equity and is not remeasured.

Classification of these instruments is governed by the so-called ‘fixed’ test for non-derivatives, and the ‘fixed for fixed’ test for derivatives. Under the fixed test, a non-derivative contract will qualify for equity classification only where there is no contractual obligation for the issuer to deliver a variable number of its own equity instruments. Under the fixed for fixed test, a derivative will qualify for equity classification only where it will be settled by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. Any increase in the fixed amount related to the passage of time is deemed not to have an impact on the classification. Upon exercise of the instrument and the issue of share capital, the amount is reclassified from the warrant reserve to share capital and share premium.

Warrants issued by the Company as part of a financing transaction, are classified as equity instruments because a fixed amount of cash is exchanged for a fixed amount of equity of the Company. No other features exist that would result in financial liability classification.

Convertible loan notes

The Group issues Convertible loan notes which can be classified as equity or a liability depending on whether the fixed for fixed condition is met or not.

15

Where the fixed for fixed condition is met

The Group classifies convertible loan notes that meet the fixed for fixed condition as equity instruments and records the principal of the loan note as equity in a Convertible loan note reserve. Upon redemption of the instrument and the issue of share capital, the amounts are reclassified from the convertible loan note reserve and liability to share capital and share premium.

Where the above conditions are not met

The accrued interest on the principal amount is recorded in the income statement and as an increase in the debt liability. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the debt liability to share capital and share premium.

Fair Value Measurement

Management have assessed the categorisation of the fair value measurements using the IFRS 13 fair value hierarchy. Categorisation within the hierarchy has been determined on the basis of the lowest level of input that is significant to the fair value measurement of the relevant asset as follows;

●	Level 1 - valued using quoted prices in active markets for identical assets;

●	Level 2 - valued by reference to valuation techniques using observable inputs other than quoted prices included within Level 1;

●	Level 3 - valued by reference to valuation techniques using inputs that are not based on observable market data.

3. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial information in accordance with generally accepted accounting practice, in the case of the Group being International Financial Reporting Standards as issued by the IASB, requires the directors to make estimates and judgements that affect the reported amount of assets, liabilities, income and expenditure and the disclosures made in the financial statements. Such estimates and judgements must be continually evaluated based on historical experience and other factors, including expectations of future events.

The following are considered to be key sources of estimation uncertainty:

Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The Group makes estimates as to the useful life of an option or warrant award, the expected price volatility of the underlying share, risk free interest rate for the term of the award and correlations and volatilities of the shares of peer group companies. The Group also makes estimates as to the vesting period for awards that have performance based criteria.

The resulting cost of an equity incentive award is recognised as expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognised over the vesting period using the straight-line method.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 8 to our consolidated interim financial statements.

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4. OPERATING LOSS

Operating loss is stated after charging:

Group	Period ended 30 September 2024 (unaudited)	Period ended 30 September 2023 (unaudited)	Year ended 31 March 2024
	$	$	$
Director fees including bonus (excluding Chairman’s bonus)	332,602	371,536	1,100,192
Chairman’s bonus (see below)	-	-	934,007
Audit fees payable to PKF Littlejohn LLP	64,066	62,955	150,841
Audit-related assurance services payable to Mazars LLP	15,243	32,028	7,354
Legal and Professional fees	421,498	779,791	1,377,774
Depreciation	1,274	2,076	3,866
Foreign exchange loss/(gain)	330,413	27,150	55,183

The chairman’s bonus awarded for $934k in the year ended March 31, 2024 comprised of $614k awarded in recognition of his renegotiation with Tuft and dealing with the Office of Research Administration (ORA) regarding payment terms and $320k awarded in recognition of his efforts in arranging the global private placing in September 2023. Both bonuses were settled via the issuance of shares.

5. PROPERTY, PLANT AND EQUIPMENT

Details of the Group’s property, plant and equipment are as follows:

Group (Unaudited)	IT equipment
$
Cost
At 1 April 2024	10,467
At 30 September 2024	10,467

Depreciation
At 1 April 2024	7,117
Charge in period	1,192
At 30 September 2024	8,309
Net book value as at 30 September 2024	2,158

Cost
At 1 April 2023	15,315
At 30 September 2023	15,315

Depreciation
At 1 April 2023	8,099
Charge in period	2,076
At 30 September 2023	10,175
Net book value as at 30 September 2023	5,140

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Group	IT equipment
$
Cost
At 1 April 2023	15,315
Additions	-
Disposals	(5,037)
FX adjustments	189
At 31 March 2024	10,467

Depreciation
At 1 April 2023	8,099
Charge in year	3,866
Write off Disposals	(5,037)
FX adjustments	189
At 31 March 2024	7,117
Net book value as at 31 March 2024	3,350

6. OTHER RECEIVABLES

	30 September	30 September	31 March
Group	2024	2023	2024
	$	$	$
	(unaudited)	(unaudited)

Security deposit	4,500	4,500	4,500
Other receivables	-	-	1,085
VAT receivable	32,392	41,718	16,227
Prepayments	319,437	253,548	130,126
Taxation receivable	1,483,172	-	-

	1,839,501	299,766	151,938

There are no differences between the carrying amount and fair value of any of the other receivables above.

The Tax Receivable is based on the tax credit due as submitted on the return for the year ending March 31, 2023. These funds were received in January 2025.

7. TRADE AND OTHER PAYABLES

	30 September	30 September	31 March
Group	2024	2023	2024
	$	$	$
	(unaudited)	(unaudited)
Trade payables and Other Payables	9,160,811	7,635,432	6,590,671
Accruals	134,131	189,756	504,657
Bonus accrual	759,548	490,396	325,518

	10,054,490	8,315,584	7,420,846

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8. SHARE OPTIONS AND WARRANTS

Options

The Parent Company operates share-based payment arrangements to remunerate directors and key employees in the form of a share option scheme. It also issues options in lieu of fees to key suppliers and collaborators. The exercise price of the option is normally equal to the market price of an ordinary share in the Parent Company at the date of grant.

In May 2023, the company delisted from the Main Market of the London Stock Exchange and carried out a share consolidation of 65 to 1. The effect of the share consolidation has been reflected below for all periods in the calculation of the number of options issued and the weighted average exercise price.

	30 September 2024 (unaudited)		30 September 2023 (unaudited)		31 March 2024
	Options	Weighted Average exercise price (dollars)	Options	Weighted Average exercise price (dollars)	Options	Weighted Average exercise price (dollars)

Outstanding at 1 April	2,421,650	3.34	1,696,451	5.01	1,696,451	3.85
Granted	-	-	260,000	1.92	727,500	1.53
Forfeited	(325,000)	(1.57)	-	-	(2,301)	2.13
Exercised	-	-	-	-	-	-
Outstanding at period end	2,096,650	3.61	1,956,451	4.44	2,421,650	3.34

Exercisable at period end	953,225	4.36	1,850,211	5.46	894,956	4.34

No options were exercised during the six months ended 30 September 2024 and 30 September 2023. No options were exercised during the year ended 31 March 2024.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $ 586,027 (31 March 2024: $1,146,835). A share-based payment charge for the six-month period ended 30 September 2024 of $417,034 (30 September 2023: $566,415, 31 March 2024: $1,119,854) has been expensed in the statement of comprehensive income. The share-based payment charge for the six months ended 30 September 2024 excludes a forfeiture of $90,278. The share-based payment charge for the year ended 31 March 2024 excludes a forfeiture of $1,419. There were no forfeitures in the six months to 30 September 2023.

The weighted average contractual life of options outstanding at 30 September 2024 is 5.7 years (31 March 2024: 7.6 years).

Share options outstanding at 30 September 2024 have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price $	Share Options as at 30 Sept 2024 (‘000)
6 July 2018	6 July 2025	3.83	30,769
20 August 2020	19 August 2028	13.2	11,538
6 January 2021	5 January 2031	4.26	615,384
12 January 2021	11 January 2031	6.73	23,076
15 April 2021	14 April 2031	6.71	76,923
31 August 2021	30 August 2031	4.17	221,538
31 January 2022	30 January 2032	6.81	134,613
1 August 2022	31 July 2027	4.27	10,000
20 September 2022	19 September 2027	4.60	28,000
22 November 2022	21 November 2027	5.32	76,923
14 March 2023	14 March 2033	2.13	465,386
20 Oct 2023	20 Oct 2033	1.57	85,000
24 Nov 2023	24 Nov 2033	1.65	40,000
01 March 2024	01 March 2034	1.33	20,000
13 March 2024	13 March 2034	1.46	257,500
Total			2,096,650

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Fair value of options granted

The Directors have used the Black-Scholes option pricing model to estimate the fair value of most of the options applying the assumptions below.

Historical volatility relies in part on the historical volatility of a group of peer companies that management believes is generally comparable to the Company.

The Company has not paid any dividends on share capital since its inception and does not anticipate paying dividends on its share capital in the foreseeable future.

The Company has estimated a forfeiture rate of zero.

No options were granted during the six months ended 30 September 2024. The model inputs for options granted during the six months ended 30 September 2023 valued under the Black Scholes Valuation model included:

27 July 2023

Grant date share price	$1.53
Exercise share price	$1.53
Vesting periods	4 years

Risk free rate	3.91%
Expected volatility	68.82%
Expected option life	4 years

Warrants

On May 22, 2023, the Company delisted from the standard segment of the Main Market of the London Stock Exchange and had a sole listing on the NASDAQ capital market. In conjunction with the delisting, there was a share consolidation of 65 to 1. The effect of the share consolidation has been reflected below for all periods.

As part of the acquisition of the OK-101 project, the underlying scientific founders of the OK-101 Project (Inukshuk Holdings), who will continue to be involved in the development of the Project, received 563,986 warrants as consideration. The warrants are exercisable at a price of 292.5 pence each and are split into four distinct tranches and each tranche becomes exercisable upon satisfaction of a specific developmental milestone. The warrants are currently exercisable until 12 July 2026.

	30 September 2024 (unaudited)		30 September 2023 (unaudited)		31 March 2024
	Warrants	Weighted Average exercise price (cents)	Warrants	Weighted Average exercise price (cents)	Warrants	Weighted Average exercise price (cents)

Outstanding at 1 April	563,986	397	563,986	397	563,986	397
Granted	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Outstanding at period end	563,986	397	563,986	397	563,986	397

Exercisable at period end	307,692	221	307,692	221	307,692	221

No warrants were granted during the six months ended 30 September 2024. A warrants share based payment charge for the six-month period ended 30 September 2024 of nil (30 September 2023: $7,358, 30 March 2024: nil) has been expensed in the statement of comprehensive income. The remaining fair value of the warrant instruments is deemed to be nil (March 2024: nil).

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9. LEASES

The Group is a lessee and does not have any leases as a lessor.

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

● Leases of low value assets; and

● Leases with a duration of 12 months or less.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment.

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

Operating Leases

At September 30, 2024, the company had annual commitments under non-cancellable operating leases:

Operating leases which expire:	30 September 2024 (unaudited)	30 September 2023 (unaudited)	31 March 2024
	$	$	$
Within one year	6,660	6,440	6,660

	6.660	6,239	6,660

10. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the year. In May 2023, the company delisted from the Main Market of the London Stock Exchange and carried out a share consolidation of 65 to 1. The effect of the share consolidation has been reflected below for all periods in the calculation of the weighted average number of shares in accordance with IAS 33.

	6 months to 30 September 2024 (unaudited)	6 months to 30 September 2023 (unaudited)	12 months to 31 March 2024

(Loss) attributable to equity holders of the Company ($)	(2,679,818)	(8,817,409)	(16,825,461)

Weighted average number of ordinary shares in issue	33,573,196	25,714,151	33,336,316

Basic loss per share	(0.08)	(0.27)	(0.57)

As the Group is reporting a loss from continuing operations for the period then, in accordance with IAS 33, the share options are not considered dilutive because the exercise of the share options would have an anti-dilutive effect. The basic and diluted earnings per share as presented on the face of the statement of comprehensive income are therefore identical. All earnings per share figures presented above arise from continuing and total operations and therefore no earnings per share for discontinued operations are presented.

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11. CAPITAL AND RESERVES

Capital Management

For the purpose of the Company’s capital management, capital includes called up share capital, share premium, share based payments for options, share based payments for warrants and all other equity reserves attributable to the equity holders of the parent as reflected in the statement of financial position.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maximise shareholder value through the optimisation of the debt and equity balance.

The Company manages its capital to maximise the return to the shareholders through the optimisation of equity. The capital structure of the Company as at 30 September 2024 consists of equity attributable to equity holders of the Company, comprising issued capital, reserves and retained deficit as disclosed.

The Company manages its capital structure and makes adjustments to it, in light of economic conditions and the strategy approved by shareholders. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares and release the Company’s share premium account. No changes were made in the objectives, policies or processes during the year ended 31 March 2024 and the six months ended 30 September 2024 and 30 September 2023.

Share capital and premium

The Company is authorized to issue an unlimited number of nil par value shares of a single class. The Company may issue fractional shares and a fractional share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares. Shares may be issued in one or more series of shares as the Directors may by resolution determine from time to time.

Each share in the Company confers upon the shareholder:

●	the right to one vote at a meeting of the shareholders or on any resolution of shareholders;
●	the right to an equal share in any dividend paid by the Company; and
●	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

The Company may by resolution of the Directors redeem, purchase or otherwise acquire all or any of the shares in the Company subject to regulations set out in the Company’s Articles of Incorporation.

Authorised

The Company is authorised to issue an unlimited number of nil par value shares of a single class.

In May 2023, the company delisted from the Main Market of the London Stock Exchange and carried out a share consolidation of 65 to 1. The effect of the share consolidation has been reflected below for all periods.

	Shares Number	Share capital	Share premium
Issued ordinary shares of $0.00 each		$	$

At 31 March 2023	25,519,774	-	131,385,892

Issue of shares (Fundraise)	4,159,270	-	6,208,508
Expenses settled in shares	1,557,272		2,368,287
Issue of share to related party – Loan Conversion	2,100,000	-	3,150,000

At 31 March 2024	33,336,316	-	143,112,687

Expenses settled in shares	100,266	-	187,497
Issue of share to related party – Loan Conversion	500,000	-	750,000

At 30 September 2024	33,936,582	-	144,050,184

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Share options reserve

The share-based payment reserve for options represents the cost to issue share-based compensation, primarily share options, based on their grant date fair value.

Warrants reserve

The share-based payment reserve for warrants represent the cost to issue warrants based on their grant date fair value.

Retained Deficit reserve

Retained earnings represent the cumulative profits/(losses) of the entity which have not been distributed to shareholders.

Translation reserve

The translation reserve represents the unrealised gains or losses from the foreign currency translation of Companies within the Group.

Dividends

The Directors paid no dividend during the year to 31 March 2024 and 31 March 2023.

12. CONVERTIBLE INSTRUMENTS CLASSIFIED AS EQUITY AND DEBT

On September 24, 2024, the Company raised $550,000 from the issuance of Convertible Loan Notes. The Loan Notes are short term instruments and carry a coupon of 20% per annum and are convertible (together with all accrued interest) into ordinary shares of nominal value $1.00 each in the capital of the Company at a conversion price of $0.70 per share on the principal and $1.04 per share on any accrued interest. The Loan Notes are convertible on or before April 1, 2026. There are also fees due of $115,000 relating to the issuance of the notes, which are payable in shares at a price of $1 per share.

13. RELATED PARTY TRANSACTIONS

All related party transactions occurred in the normal course of operations.

Tiziana Life Sciences Ltd

Tiziana Life Sciences Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. The Company shares premises and other resources with Tiziana Life Sciences Ltd and there is a shared services agreement in place between the Company and Tiziana Life Sciences Ltd. For the six months ended September 30, 2024, the Company incurred $364,909 (September 30, 2023: $98,192, March 31, 2024: $139,963) worth of costs in relation to this agreement and as at September 30, 2024, $1,028,736 (September 30, 2023: $280,102, March 31, 2024: $75,267) was due to Tiziana Life Sciences Ltd.

Tiziana Life Sciences Ltd also paid other invoices on behalf of the Company. As at September 30, 2024, Tiziana had paid $663,827 of costs on behalf of the Group. As of March 31, 2024, Tiziana had paid $35,347 of costs on behalf of the Group.

In August 2022 Tiziana Life Sciences Ltd issued a short-term credit facility to OKYO Pharma for $2m to support short term liquidity. The loan was available for a period of 6 months upon first draw-down and carried an interest rate of 16% per annum, with additional default interest of 4% if the loan was not repaid after the 6-month period.

In February 2023, Tiziana Life Sciences Ltd issued an additional short-term credit facility to OKYO Pharma for $0.5m to further support short term liquidity, under the same terms as the loan above. As at March 31, 2023 $488,009 had been drawn down against the loan and $7,902 of interest had been accrued. The total balance due at March 31, 2023 for this loan was $7,902 as the principal of the loan was repaid during March 2023. The principal of $2,000k plus accrued interest of $1,150k were converted into 2,100,000 Ordinary Shares, with no par value, of OKYO Pharma Ltd on October 25, 2023. An additional 500,000 shares issued to Tiziana as additional interest consideration due to the decline in the share price since the loan was issued.

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14. COMMITMENTS AND CONTINGENCIES

The Group’s main financial commitments relate to the contractual payments in respect of its licensing agreements. Due to the uncertain nature of scientific research and development and the length of time required to reach commercialisation of the products of this research and development, pre-clinical, clinical and commercial milestone obligations are not detailed until there is a reasonable certainty that the obligation will become payable. Contractual commitments are detailed where amounts are known and certain.

●	OK-101 – We are obligated to pay to On Target Therapeutics the following additional amounts in respect of the first licensed product or service which achieves the stated development milestones:

(a)	First Patient Enrolled in a Phase I Human Clinical trial	$300,000
(b)	First Patient Enrolled in a Phase II Human Clinical trial	$600,000
(c)	First Patient Enrolled in a Phase III Human Clinical trial	$1,500,000

●	OK-201 – The Group are committed to paying an annual license maintenance fee until the first commercial sale. The annual license maintenance fee is $15,000 until May 2021, and $10,000 thereafter.

15. POST BALANCE SHEET EVENTS

Post period end, an additional $400,000 was received in November 2024 from the same existing investor structured as a Convertible Loan Note on the same terms as the earlier note.

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